Exhibit 99.1

SPI Energy Relocates Corporate Headquarters to Santa Clara, California

New Headquarters ideally situated to support the Company’s rapidly growing US solar operations and EV segment.

SANTA CLARA, CA / November 5, 2021

SPI Energy Co., Ltd. ("SPI Energy" or the "Company") (NASDAQ: SPI), a global renewable energy company and provider of solar storage and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers, today announced plans to relocate its corporate headquarters from Hong Kong to Santa Clara, California.

“After discussions amongst our board members, it was agreed that relocating our corporate headquarters to Santa Clara would provide the most advantages for our business as we continue to focus on expanding our US solar operations and accelerating the growth of our rapidly evolving EV division,” stated Mr. Xiaofeng Denton Peng, Chairman & Chief Executive Officer of SPI Energy. “California is a world leader in renewable energy solutions. SPI was originally founded in Roseville, California in 2006, and we are proud to now officially call California home for our expanding global operations.”

Approximately 33% of California’s electricity came from renewable energy in 2019 and the state is targeting 50% renewable generation by 2025. California state has also mandated an end to the sale of gasoline-fueled cars by 2035.

About SPI Energy

SPI Energy Co., Ltd. (NASDAQ:SPI) is a global renewable energy company and provider of solar storage and electric vehicle (EV) solutions that was founded in 2006 in Roseville, California and is headquartered in Santa Clara, California.

The company has three core divisions: SolarJuice residential solar, the commercial & utility solar division comprised of SPI Solar and Orange Power, and the EdisonFuture/Phoenix Motorcars EV division. SolarJuice is the leader in renewable energy system solutions for residential and small commercial markets and has extensive operations in the Asia Pacific and North America markets. The commercial & utility solar division provides a full spectrum of EPC services to third party project developers, and develops, owns and operates solar projects that sell electricity to the grid in multiple countries, including the U.S., U.K., and Europe. Phoenix Motorcars is a leader in medium-duty commercial electric vehicles, and is developing EV charger solutions, electric pickup trucks, electric scooters, electric forklifts, and other EV products.

SPI maintains global operations in North America, Australia, Asia and Europe and is also targeting strategic investment opportunities in fast growing green industries such as battery storage, charging stations, and other EVs which leverage the Company's expertise and substantial solar cash flow.

For more information on SPI Energy and its subsidiaries, the Company recommends that stockholders, investors and any other interested parties read the Company's public filings and press releases available under the Investor Relations section at www.SPIgroups.com or available at www.sec.gov.

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Forward-Looking Statements

This press release contains forward-looking statements, as that term is defined in the Private Litigation Reform Act of 1995, that involve significant risks and uncertainties. Forward-looking statements can be identified through the use of words such as “may," "might," "will," "intend," "should," "could," "can," "would," "continue," "expect," "believe," "anticipate," "estimate," "predict," "outlook," "potential," "plan," "seek," and similar expressions and variations or the negatives of these terms or other comparable terminology. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's current expectations and speak only as of the date of this release. Actual results may differ materially from the Company's current expectations depending upon a number of factors. These factors include, among others, the coronavirus and actions taken in connection therewith, adverse changes in general economic and market conditions, competitive factors including but not limited to pricing pressures and new product introductions, uncertainty of customer acceptance of new product offerings and market changes, risks associated with managing the growth of the business, and those other risks and uncertainties that are described in the "Risk Factors" section of the Company's annual report filed on Form 20-F filed with the Securities and Exchange Commission. Except as required by law, the Company does not undertake any responsibility to revise or update any forward-looking statements.

SPI Energy Co., Ltd. Contact:

IR Department
ir@spigroups.com

Dave Gentry
RedChip Companies, Inc.
Phone:(407) 491-4498
dave@redchip.com

SOURCE: SPI Energy Co., Ltd.

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